April 17, 2007



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Initial Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-137411 and 811-8052

Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's telephonic comments on April 9, 2007, to the above referenced filings on Form N-4. We have not filed a pre-effective amendment for the above referenced filing, and are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the specific staff comments and is followed by our response to those comments.

1.	Fee Table

	The Staff asked for confirmation that the Minimum and Maximum fee table does include acquired fund fees and expenses, if applicable.

	-	Symetra confirms that our minimum and maximum amounts include
		acquired fund fees, if applicable.

	The Staff commented that the Individual Annual Portfolio Operating Expenses table on should reflect the additional "acquired funds" expenses required by Form N1-A.

	-	Symetra has removed the table of individual portfolio operating
		expenses in its entirety.

2.	Calculation of Surrender Value

	The Staff commented that the description of surrendering the contract should include a clearer description of how the surrender value is calculated and when it is payable.

	-	Symetra has clarified the language under the section titled
		Surrendering Your Contract regarding the calculation of the surrender value and when it is payable.

3.	Death Benefit

	a.	The Staff commented that the examples in the Standard Death
	Benefit section should more closely align with the formula for the standard death benefit.

	-	Symetra has revised the examples to reflect the standard
		death benefit formula. In addition, Symetra moved the third example to the "Payment of Death Benefit" section because that example reflects the discussion in that section.

	b.	The Staff commented that the formula for calculating the
	standard death benefit should include the 6-month date of death anniversary date for calculation.

	-	Symetra has added the 6-month date of death anniversary
		calculation date.

	c.	The Staff commented that the limitation of $1 million for
	payment of the guaranteed death benefit should be stated in the description of the standard death benefit.

	-	Symetra has added the $ 1million limitation to the description.

	d.	The Staff commented that a reference to the contract for
	information regarding the required forms for payment of the death benefit should be included.

	-	The reference has been added to direct the contract owner
		to the contract for this information.

	e.	The Staff commented that the lump sum payment option under
	the "Payment Options" section should include a description of when it is calculated and paid. The Staff also commented that a description of the effect of investment performance on a death benefit left in the contract by a Beneficiary should also be included.

	-	Symetra has added the requested descriptions.

4.	Part C

	The Staff commented that language similar to Item 33: Fee
	Representation from the N-6, should be added.

	-	Symetra has added similar language to this registration.


5.	Financial Statement, Exhibits, and Other Information

	Any financial statements, exhibits and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.

	-	Symetra will be updating all financial information and exhibits
		in our pre-effective amendment to be filed on or around April 30, 2007.

6.	Tandy Representation

	In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

	-	The Separate Account is responsible for the adequacy and
		accuracy of the disclosures in the filings;
	-	The Staff's comments or suggested changes to the disclosure in
		response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
	-	The Separate Account may not assert staff comments as a defense
		in any proceeding initiated by the Commission under the federal securities laws of the United States.


Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.